Exhibit 4.41

The Conditional Subscription Agreement relating to the

Subscription of the H Shares under the Non-public Issue of H Shares of China Southern Airlines Company Limited

The following parties entered into this Agreement as at 30 October 2019 in Guangzhou, Guangdong Province, People’s Republic of China:

Party A: China Southern Airlines Company Limited

Address: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District, Guangzhou, Guangdong Province

Legal Representative: Wang Chang Shun (王昌顺)

Party B: Nan Lung Holding Limited

Address: Unit 1106-7, K. Wah Centre, No. 191 Java Road, North Point, Hong Kong

Authorized Representative: Jing Gongbin(敬公斌)

(The parties above are collectively referred to as the “Parties”, and each as “Party” hereinafter)

Given that:

1.	Party A is a joint stock limited company incorporated and validly subsisting under the laws of the PRC, whose shares are listed and traded on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited. As of the date of this Agreement, the registered capital of Party A is RMB12,267,172,286, and the total share capital is 12,267,172,286.

2.	Party B is a company incorporated and validly subsisting under the laws of Hong Kong with limited liability, which is directly holds 1,640,197,925 H Shares of Party A and indirectly holds 31,150,000 H Shares of Party A legally through Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Party B, representing 13.62% of the total issued share capital of Party A; Party B is a wholly-owned subsidiary of China Southern Airlines Company Limited (hereinafter referred to as “CSAH”). CSAH currently directly holds 4,528,431,323 A Shares of Party A and indirectly holds 1,671,287,925 H Shares of Party A legally, accounting for 50.54% of the total issued share capital of Party A.

3.	Party A intends to increase its registered capital by non-public issue of H Shares under the general authorization. Party B intends to subscribe for all H Shares of Party A issued under this non-public issue by Hong Kong dollars in cash.

In witness whereof, the parties hereby enter into this Agreement to clarify their rights and obligations in connection with the subscription of H Shares issued under this non-public issue after friendly negotiation.

Section I Definitions and Interpretation

1.1	In this Agreement, the following terms shall have the following meanings, unless otherwise agreed:

1.1.1	“This Agreement”, refers to the Conditional Subscription Agreement relating to the Subscription of the H Shares issued under the Non-public Issue of H Shares of China Southern Airlines Company Limited entered between the parties on 30 October 2019.

1.1.2	“H Shares issued under the non-public issue”: refers to all H Shares issued by Party A to Party B by way of non-public issue in accordance with this Agreement as the subject purchased by Party B, with a par value of RMB1.00 each under requirements of this Agreement.

1.1.3	“Non-public issue of H Shares”: refers to the placing by Party A of H shares to Party B.

1.1.4	“Completion of the non-public issue”: refers to the date on which H Shares issued under the non-public issue are registered under the name of Party B in the CSDC.

1.1.5	“Company” refers to Party A, China Southern Airlines Company Limited, hereinafter referred to as “CSA”.

1.1.6	“CSAH”: refers to the China Southern Air Holding Limited Company.

1.1.7	“Nan Lung”: refers to Party B, Nan Lung Holding. Limited.

1.1.8	“CSRC”: refers to China Securities Regulatory Commission.

1.1.9	“CSDC”: refers to Party A’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited.

1.1.10	“Stock Exchange”: refers to the Stock Exchange of Hong Kong Limited.

1.1.11	“CAACCS”: refers to Civil Aviation Administration of China Central and Southern Regional Administration.

1.1.12	“General Mandate”: refers to the general mandate granted to the directors at the annual general meeting held on 26 June 2019, to allot, issue or deal with additional shares not more than 20% of the then issued share capital of the Company as at the date of the annual general meeting.

1.2	Interpretation

1.2.1	The headings of this Agreement are for ease of reference only and shall not be used to interpret this Agreement.

1.2.2	All references to an article, section , paragraph, annex or appendix shall be subject to the articles, sections, paragraphs , annexes or appendices of this Agreement.

1.2.3	“Including” as used in this Agreement refers to “including but not limited” whether or not it is followed by “but not limited”.

Section Ⅱ Share Subscription Arrangement

2.1	The parties agrees that, the issue price of this non-public issue of H Shares shall be the higher of the average trading price of the H Shares in the 20 trading days immediately prior to the first day of the issuance period of the new H Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places) in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the first day of the issuance period of H Shares. In addition, the H Share Subscription Price shall not be lower than a price determined as the higher of the closing price of the H Shares on the date of the H Share Issuance being approved by the board of directors, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of such approval of the board of directors. The average trading price of the H Shares in the 20 trading days preceding the first day of the issuance period of the H Shares = the total trading amount of H Shares traded in the 20 trading days preceding the first day of the issuance period of the H Shares/the total volume of H Shares traded in the 20 Hong Kong trading days preceding the first day of the issuance period of the H Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period of the 20 trading days preceding the first day of the issuance period of the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Party A’s latest audited financial report to the date of issuance. The adjustment formula are set out as follows:

(1) When distributing cash dividends only, the adjustment formula will be: P1 = P0–D

(2) When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 =P0 /(1+N)

(3) When conducting rights issue only, the adjustment formula will be: P1=(P0+A×K)/(1+K)

(4) When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1=(P0–D+A×K)/(1+K+N)

Whereas, P0 represents the issue price before adjustment, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares for each Share, A represents the price of the rights shares, D represents cash dividends per Share, and P1 represents the adjusted issue price.

2.2	Based on the issue price specified in the section 2.1 above, the number of A Shares to be issued under this non-public issue is not more than 613,358,614 H Shares (including 613,358,614 H Shares), and the total issue size is up to RMB3,500.00 million (including HK$3,500.00 million).

2.3	Party B agrees to make a full one-time subscription of all H shares issued under this non-public issue by HK$ in cash.

2.4	Party B agrees that, upon the fulfillment of all the “Conditions Precedent” set forth in section III hereof, it shall irrevocably subscribed for all H Shares issued under the non-public issue in full in accordance with the notice of Party A and agreed by terms of this Agreement and remitted all cash consideration in one lump sum to the bank account designated by Party A in writing.

2.5	The Parties confirm that, after the completion of this non-public issue, Party B shall be entitled to the corresponding rights of A Shares (including the right to income from accumulated profits) and undertake the corresponding obligations according to the actual number of A Shares held by Party B.

Section III Conditions Precedent

3.1	This Agreement shall be effective from the date of fully fulfillment of the following conditions:

3.1.1	The board of directors, general meeting of Party A shall pass the resolution and agree to implement the non-public issue of H Shares to Party B under this Agreement;

3.1.2	The board of directors of Party B and the board of directors of CSAH shall pass the resolution and agree to subscribe for the non-public issue of H Shares of Party A under this Agreement;

3.1.3	All licenses, authorizations, permits, consents, approvals and other forms of approvals from the relevant approval authorities, including but not limited to the entities having supervision and administration duties regarding state owned assets, the CSRC, CAACCS, Hong Kong Stock Exchange, etc, which allow Party A to carry out the non-public issue of H Shares to Party B under this Agreement, have been obtained;

3.1.4	The Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the H Shares issued under the non-public issue.

3.2	The Parties shall use theirs best effort to do or urge to do any further necessary actions and matters that may be required in accordance with the applicable laws and regulations to fulfill the conditions precedent in the above terms and non-public issue of H Shares.

3.3	The conditions precedent set forth above shall be satisfied within the relevant effective period (or effective period of such extension resolution) of the resolution under which the non-public issue of H Shares is approved at the general meeting of Party A, or this Agreement shall cease to be effective. Neither party shall not make any claim against the other party, except for any previous breach of contract.

Section IV Completion of the Non-Public Issuance

Parties shall process the transfer procedures and registration of change at the relevant share registration department upon the completion of non-public issue.

Section V Lock-up Arrangement

Party B undertakes not to list or transfer all H Shares to be subscribed under Party A’s non-public issue within 36 months from the completion date of the issuance (“Lock-up Period”) thereof, excluding transfer to any subsidiary which is directly or indirectly wholly-owned or controlled by CSAH under the permission by the Chinese laws and other applicable laws for Party A and listing rules for shares listing, and promised that the transferee(s) shall be continue to perform that commitment during the foresaid Lock-up Period until expired. If the rules are different between the CSRC and the stock exchange where the CSA’s shares are listed, the rules of the CSRC shall prevail.
During the Lock-up Period, Party B can create a charge or any other security interests over all or part of the H Shares to be obtained under the subscription, but the formalities for registration of transferring such shares due to the creation of such charge or security interests is still subject to the lock-up period in case of transfer of the mentioned new H Shares necessitated by the creation of such charge or security interests.

Section VI Party A’s Undertakings and Warranties

6.1 Party A shall warrant to Party B that:

6.1.1	Party A is an enterprise legal person duly registered and validly existing in accordance with the laws of the People’s Republic of China;

6.1.2	Party A shall sign and perform this Agreement:

(1) It complies with the provisions of its articles of association;

(2) It has taken or will take the necessary corporate actions to obtain all the necessary authorizations and approvals;

(3) It will not violate any legal or contractual restrictions binding or affecting Party A.

6.2	Party A warrants that all information provided by Party A to Party B during the negotiations and consultations for the execution of this Agreement is true, accurate and complete.

6.3	Party A undertakes that it will abide by the terms of this Agreement.

6.4	Party A undertakes that it shall bear the economic and legal liabilities arising out of the breach of the warranties and undertakings mentioned above and shall indemnify Party B for the actual losses and expenses incurred thereby.

Section VII Party B’s Undertakings and Warranties

7.1	Party B shall warrant to Party A that:

7.1.1	Party B is a company duly registered and validly existing in accordance with the laws of Hong Kong with limited liability;

7.1.2	Party B shall sign and perform this Agreement:

(1) It complies with the provisions of its articles of association;

(2) It has taken or will take the necessary corporate actions to obtain all the necessary authorizations and approvals;

(3) It will not violate any legal or contractual restrictions binding or affecting Party B;

(4) Party B shall complies the regulations for prohibiting insider dealing and market misconduct in China mainland and Hong Kong.

7.2	Party B warrants that all information provided by Party B to Party A during the negotiations and consultations for the execution of this Agreement is true, accurate and complete.

7.3	Party B undertakes that it will abide by the terms of this Agreement.

7.4	Party B undertakes that it shall bear the economic and legal liabilities arising out of the breach of the warranties and undertakings mentioned above and shall indemnify Party A for the actual losses and expenses incurred thereby.

Section VIII Default Liabilities

Any breach of the obligations, undertakings, representations and warranties in this Agreement by either party hereunder shall be deemed as breach of this Agreement. If this Agreement cannot be performed in whole, in part or in time due to the breach of contract by the breaching party, and thus causes losses to the other party, such breaching party shall be liable for compensation.

Section IX Change, Modification and Assignment of this Agreement

9.1	Any change or modification to this Agreement shall be made in writing and agreed upon by the Parties hereto.

9.2	Changes and modifications to this Agreement shall form an integral part of this Agreement.

9.3	Neither party shall assign any part or all of its rights or obligations hereunder without the written consent of the other party.

Section X Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior oral or written proposals, representations, warranties, undertakings, letter of intent, memorandum of understanding, agreements and contracts between the Parties. Neither party shall rely on, and shall have no right to rely on, such proposals, representations, warranties, undertakings, letters of intent, memorandum of understanding, agreements or contracts.

Section XI Tax Apportion

Except as otherwise agreed by the Parties, the relevant taxes incurred in this non-public issuance of H Shares shall be borne by the Parties in accordance with relevant provisions of the state.

Section XII Notice

12.1	Any notice shall be sent in writing by either party to this Agreement under or in connection with this Agreement. Notice shall be deemed to have been served if it is delivered by hand, or by registered mail to the following address, or to any other address to which the recipient has given ten days’ prior written notice:

Party A: China Southern Airlines Company Limited

Address: No. 68 Qixin Road, Bai Yun District, Guangzhou

Postcode: 510403

Recipient: Zhang Xinyuan (张馨元)

Party B: Nan Lung Holding Limited

Address: Unit 1106-7, K. Wah Centre, No. 191 Java Road, North Point, Hong Kong

Recipient: Jing Gongbin (敬公斌)

12.2	If any notice is served by hand, it shall be deemed to have been served after the recipient has signed for it. If the notice is sent by registered mail, it shall be deemed to have been delivered on the seventh day after it was sent to the recipient’s address.

Section XIII Termination of this Agreement

13.1	On occurrence of any of the following circumstances, this Agreement may be terminated:

(1) This Agreement shall be terminated by mutual consent of the Parties hereto;

(2) Either party shall have the right to unilaterally terminate this Agreement by notice in writing if this Agreement fails to meet the conditions precedent of section III or fails to be performed by law, decree, governmental injunction or judicial order.

13.2	In the event of any fault of either party or the fault of both parties resulting in any of the circumstances referred to in the foregoing articles, the offending party shall be liable for the breach in accordance with section VIII hereof.

Section XIV Dispute Resolution

14.1	This Agreement shall be governed by the laws of the People’s Republic of China (excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan for the purpose of this Agreement).

14.2	For any dispute arising from the execution of this Agreement, the Parties shall try to settle by friendly negotiation. If the negotiation fails, either party may initiate a suit to the People’s Court in Guangzhou with jurisdiction.

14.3	The Parties shall continue to perform the provisions of this Agreement, except for the disputed matters submitted in the lawsuit.

Section XV Confidentiality

15.1	Upon the execution of this Agreement, unless prior written consent is obtained from the other party, the Parties shall undertake the following obligations of confidentiality, whether or not the non-public issuance of H Shares hereunder is completed, and whether or not this Agreement is terminated, rescinded, revoked, deemed invalid or fulfilled:

15.1.1	The Parties shall not disclose this Agreement and the transaction hereunder, and any documents related to the transaction (hereinafter referred to as “Confidential Documents”) to any third party;

15.1.2	The Confidential Documents and their contents shall only be used by the Parties for the purpose of the transaction hereunder and shall not be used for any other purpose.

15.2	The disclosure of Confidential Documents by the Parties hereto for the following reasons shall not be restricted by section 15.1:

15.2.1	Disclosure to the parties hereto and the sponsor agencies of the non-public issue of A Shares, intermediary agencies of the non-public issue of H Shares such as financial consultants, accountants, lawyers, underwriters engaged by each party;

15.2.2	Disclosure due to the compliance with mandatory provisions of laws and regulations;

15.2.3	Disclosure due to the mandatory requirements of regulator or competent government authorities.

Section XVI Others

16.1	This Agreement shall take effect from the date of signature by the legal representatives or authorized representatives of the Parties and shall come into force in accordance with section III hereof.

16.2	For the matters not mentioned herein, the Parties shall otherwise negotiate and sign a supplemental agreement in writing, and such supplemental agreement shall have the same legal effect as this Agreement.

16.3	This Agreement is made in eight counterparts with each party holding two counterparts, the remaining four counterparts filing with the relevant authorities, and each one has equal legal effect.

(No text below)

(This page is for signature and seal page of the Conditional Subscription Agreement relating to the Subscription of the H Shares issued under the Non-public Issue of H Shares of China Southern Airlines Company Limited without body text)

Party A: China Southern Airlines Company Limited (common seal)

Legal representative or authorized representative: (signature)

Power of Attorney

I/we hereby appoint Ma Xulun (the general manager) as the entrusted agent of China Southern Airlines Company Limited (hereinafter referred to as “CSA”).

The scope of authorization is to sign the Conditional Subscription Agreement relating to the Subscription of the A Shares issued under the Non-public Issue of A Shares of China Southern Airlines Company Limited and the Conditional Subscription Agreement relating to the Subscription of the H Shares issued under the Non-public Issue of H Shares of China Southern Airlines Company Limited on behalf of CSA.

The authorization period shall be from 25 October 2019 to 31 October 2020.

This Power of Attorney is hereby made.

China Southern Airlines Company Limited

Legal representative:

25 October 2019

(This page is for signature and seal page of the Conditional Subscription Agreement for the Non-public Issuance of H Shares of China Southern Airlines Company Limited without body text)

Party B: Nan Lung Holding Limited (common seal)

Director or authorized representative: (signature)

NAN LUNG HOLDING LIMITED

南龍控股有限公司

MINUTES OF MEETING OF BOARD OF DIRECTORS OF THE COMPANY HELD AT 278 JICHANG ROAD, GUANG ZHOU ON 28 OCTOBER 2019 AT 2:00 PM.

PRESENT	MS. WU Yingxiang	[signature]
	MR. JING Gongbin	[signature]

ATTENDANCE OF

It was resolved that The Company hereby approve the agreement of purchasing the targeted additional H shares of China Southern Airlines Company Limited, and appoint MR. Jing Gongbin to sign the agreement

END OF MEETING

There being no other business the meeting was then concluded

[signature]

Chairman